

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

James Breitmeyer, M.D., Ph.D.
President & Chief Executive Officer
Oncternal Therapeutics, Inc.
12230 El Camino Real, Suite 300
San Diego, California 92130

Re: Oncternal Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 2, 2021
File No. 333-254985

Dear Dr. Breitmeyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew T. Bush, Esq.